Exhibit 1.01
CONFLICT MINERALS REPORT
CISCO SYSTEMS, INC.

This Conflict Minerals Report (“CMR”) has been prepared by Cisco Systems, Inc. (herein referred to as “Cisco,” the “Company,” “we,” “our,” and “us”) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. The information contained herein includes only the activities of Cisco’s majority-owned subsidiaries and variable interest entities that are subject to the Final CM Rules (as defined below).

This CMR for the reporting period January 1 to December 31, 2024 is presented to comply with the final conflict minerals implementing rules promulgated by the Securities and Exchange Commission (“SEC”), as modified by the SEC order issued on May 2, 2014 (“Final CM Rules”). The Final CM Rules were adopted by the SEC to implement the reporting requirements mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Final CM Rules impose reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals (as defined below) that are necessary to the functionality or production of such products. “Conflict Minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum and tungsten (collectively or individually, as appropriate, “3TG”).

To comply with the Final CM Rules, we conducted due diligence on the source and chain of custody of the Conflict Minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups in any of these countries.

I.    Overview

Company Overview

Cisco designs and sells a broad range of technologies that help to power, secure, and draw insights from the internet. We are integrating artificial intelligence (AI) into our product portfolios across networking, security, collaboration and observability to simplify how our technology is delivered, managed and optimized and to help customers maximize the business value of their technology investments and accelerate their digital transformation.

Products Overview

Cisco’s products and technologies are grouped into the following categories: Networking, Security, Collaboration, and Observability.

Networking consists of our core networking technologies of switching, routing, wireless, and servers. The 3TG present in Cisco’s supply chain is used primarily in the manufacture of these Networking products.

Security consists of our Network Security, Identity and Access Management, Secure Access Service Edge (SASE) and Threat Intelligence, Detection, and Response offerings.

Collaboration consists of our Webex Suite, Collaboration Devices, Contact Center and Communication Platform as a Service (CPaaS) offerings.

Observability consists of our network assurance, monitoring and analytics and observability suite offerings.

Supply Chain Overview

Cisco’s supply chain operations encompass the development, manufacture, distribution and take-back of our products. This includes sourcing, order management, manufacturing, delivery, and “reverse logistics” (which refers to logistics relating to the return, reuse and/or recycling of products).
We source from a global network of suppliers and partners. We have categorized our suppliers into three types: manufacturing partners, component suppliers, and logistics and service providers. Certain component suppliers, e.g., packaging suppliers, as well as logistics and service providers, were excluded from the reasonable country of origin inquiry (“RCOI”) and due diligence measures discussed below because we have concluded that they do not provide Cisco with any products within the scope of the Final CM Rules.

As Cisco does not have a direct relationship with 3TG smelters or refiners (“SORs”), we collaborate with our suppliers and other companies within our sector to implement many of our Conflict Minerals compliance policies and processes.

Cisco requires “In-Scope Suppliers,” defined as direct suppliers within our product supply chain that could potentially be supplying products/components that contain 3TG, to provide information regarding the origin, source and chain of custody of the Conflict Minerals contained in our product components and materials. Cisco has relied upon such information in the preparation of this CMR.

II. Cisco’s Responsible Minerals Program Design

Cisco’s Responsible Minerals Program Design and Alignment to the OECD’s Five Steps

Cisco designed its due diligence with respect to the source and chain of custody of the 3TG contained in its products based on the five-step due diligence framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s (“OECD’s”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Due Diligence Guidance”), including the supplements thereto. Additionally, Cisco requires suppliers to source only from SORs that are in compliance with Cisco’s Responsible Minerals Policy.

1.    Establish Strong Company Management Systems

Responsible Minerals Policy: The Cisco Responsible Minerals Policy states our commitment to working with our suppliers to source minerals in alignment with our values concerning human rights, business ethics, labor, health and safety practices, and environmental responsibility. We support the responsible extraction of minerals from the Covered Countries and certain other high-risk regions, as well as responsible sourcing from artisanal and small-scale mines, in part, in order to support peaceful economic and community development.

The Cisco Responsible Minerals Policy can be found on our corporate website, www.cisco.com, by clicking on “About Cisco” at the bottom of the webpage, and then, on the resulting webpage, clicking on the “Supply chain sustainability” link under the “Doing business with Cisco” header.

The Responsible Minerals Policy is under the heading “List of policies.”

Internal Management Structure: Cisco maintains a governance structure for internal management and evaluation of the due diligence process relating to 3TG. Our internal Supply Chain Sustainability Team manages and implements our 3TG due diligence practices. The team notifies senior management in our supply chain organization of changes in supplier risk level and due diligence results by reporting to the Supply Chain Sustainability Steering Committee, which provides management oversight of human rights risks and opportunities within our supply chain and oversees the integration of human rights policies and priorities into our business operations. The committee is comprised of the vice presidents of our manufacturing, services and logistics, global supplier management, product component, and supply chain transformation teams.

Mineral Supply Chain Process: We have implemented a process that involves using the RMI’s Conflict Minerals Reporting Template (“CMRT”) and data from the RMI’s RMAP to seek to identify upstream actors and the country of origin of minerals. We collect, assess, and maintain in a database a record of our due diligence efforts.

Supplier Engagement: To improve our suppliers’ due diligence capabilities, Cisco produced a 3TG Supplier Survey Guide that provides additional background information about responsible sourcing issues and best practices for conducting due diligence. The Cisco Responsible Minerals Policy is incorporated by reference into our standard master purchasing agreements in supply chain procurement, and such master purchasing agreements also require suppliers to adhere to the Responsible Business Alliance (“RBA”) Code of Conduct, which Cisco has adopted as its Supplier Code of Conduct. Cisco assesses if each supplier has adopted a responsible minerals policy that meets industry standards by reviewing the information provided by the supplier in the CMRT. Additionally, responsible mineral sourcing is one of the indicators reported and measured in Cisco’s Supplier Scorecard, which is reviewed regularly with suppliers and informs business decisions. If we find, in the course of conducting due diligence, that suppliers are not meeting Cisco’s expectations for responsible mineral sourcing, such suppliers are flagged for mineral sourcing risks, and our practice is to direct them to develop and execute plans to improve performance.

Company Grievance Mechanism: Cisco has a company-level grievance mechanism to collect concerns, questions, or grievances from any interested party regarding violations of the Responsible Minerals Policy. The grievance mechanism is the Cisco EthicsLine, our online corporate responsibility tool that can be accessed on our corporate website, www.cisco.com, by clicking on “About Cisco” at the bottom of our homepage, and then, on the resulting webpage, clicking on the “Report unethical behavior” link under the “Doing business with Cisco” header.

2.    Identify and Assess Risk in the Supply Chain

In-Scope Supplier Identification: To determine how and where 3TG is used in our supply chain, we identify suppliers that may have 3TG in their components, which involves excluding suppliers utilizing component classes that do not contain metals, such as those containing only software, plastic materials or paper materials, and suppliers utilizing components that we otherwise have reason to believe do not contain 3TG. The remaining suppliers are categorized as “In-Scope Suppliers.”

In-Scope Supplier CMRT Data Collection: A survey of In-Scope Suppliers is conducted using the CMRT, which provides a mechanism for these suppliers to provide details regarding the SORs from which their suppliers source 3TG. The responses from the CMRT are collected in a database that we maintain that allows us to track responses and perform due diligence on that data.
In-Scope Supplier CMRT Analysis and Research: Once we receive responses, we analyze them. In-Scope Suppliers that provide one or more CMRTs that do not meet our acceptance criteria (or that do not provide a CMRT) are contacted again to correct information, obtain additional information, and/or seek clarification on whether specific SORs contributed to Cisco products.

In-Scope Supplier Tracking and Monitoring: We track and monitor the completion of CMRTs by In-Scope Suppliers using internal tools. We escalate certain suppliers who have not provided CMRTs that meet Cisco’s CMRT acceptance criteria to our global supplier management team for further engagement. In addition, our policy is to conduct follow-up communications with In-Scope Suppliers whose CMRTs report SORs that are not in compliance with our Responsible Minerals Policy. These follow-up communications include conducting meetings with them to discuss progress toward removing these SORs from their supply chains.

Smelter Analysis and RCOI Determination: Cisco seeks to determine country of origin of 3TG in our supply chain using data obtained during RMAP SOR audits conducted by the RMI. We compare the list of SORs reported on the accepted CMRTs submitted by our In-Scope Suppliers against the RMI Facility Database List to determine which SORs are validated by the RMI to be actual SORs. We then compare that list of validated SORs against the RMI’s list of RMAP Conformant SORs. To complete a RCOI determination, Cisco compares the list of the RMAP Conformant SORs reported by our suppliers against the RMI’s Reasonable Country of Origin Information Data List, which provides aggregated data on the country of origin of minerals processed by RMAP Conformant SORs, to create a list of countries from which the 3TG sourced by the RMAP Conformant SORs in our supply chain may have originated. We have included this list in this CMR as Addendum A.

3.    Design and Implement a Strategy to Respond to Identified Risks

Report Findings to Senior Management: The Supply Chain Sustainability Steering Committee is notified of identified risks in our supply chain following the completion of the CMRT data collection process. The committee reviews a summary of supplier responses, a detailed analysis of SORs reported in our supply chain including the RMAP-conformance status, and an overview of emerging issues. In addition, our global supplier management team’s senior leadership receives ongoing updates regarding due diligence activities in regular supplier business review meetings and as otherwise needed.

Create and Implement a Risk Management Plan: Cisco maintains a risk management plan and metrics for mitigation efforts. We track the number of Conformant, Active, and Non-Conformant SORs as reported to us in our CMRT supplier surveys. Based on that data, we determine risk mitigation procedures, which may include working with suppliers on a strategy to remove SORs that are not in compliance with our Responsible Minerals Policy from the supply chain. Depending on the circumstances, the situation may be escalated to our global supplier management organization for a determination as to whether to remove such suppliers from our supply chain.

SOR RMAP Conformant status may change, even during the same year in which the CMRT reporting step has been completed. We therefore monitor the RMAP participation status of SORs in our supply chain throughout the year via engagement with and updates from the RMI. We also monitor our suppliers’ adherence to Cisco’s Responsible Minerals Policy and Cisco’s Supplier Code of Conduct throughout the year, and we strive to hold them accountable through our Supplier Scorecard and other internal business processes.

4. Support the Process for Independent Third-Party Audits of SORs
Cisco strongly supports independent, third-party audits at identified points in the supply chain, primarily through our membership and participation in the RMI and also by supporting other tools for advancing due diligence practices, as further detailed in Section IV of this CMR.

5.    Report on Supply Chain Due Diligence

Cisco publicly reports on our supply chain due diligence policies and practices in our annual Purpose Report. We also publish, on our website, our annual SEC filing pertaining to Conflict Minerals, to which this CMR is an exhibit. These documents can be found on our corporate website, www.cisco.com, by clicking “About Cisco” at the bottom of the webpage, and then, on the resulting webpage, clicking on the “Supply chain sustainability” link under the “Doing business with Cisco” header.

III. Cisco’s 2024 RCOI and Due Diligence Measures and Results

Below are the actions performed for this reporting period in order to conduct the RCOI and exercise due diligence on the source and chain of custody of the necessary 3TG contained within our products that may or may not have originated from the Covered Countries and may or may not have come from recycled or scrap smelters or refiners.

In-Scope Supplier Survey Responses

During the reporting year, Cisco surveyed its In-Scope Suppliers using the CMRT. We received responses from 390 In-Scope Suppliers, which represents approximately 99% of Cisco’s spend with direct materials suppliers whose components or assemblies may contain 3TG. We then proceeded to analyze the CMRTs provided by In-Scope Suppliers that met Cisco’s CMRT acceptance criteria.

Smelter and Refiner RCOI and Due Diligence Results

The results of Cisco’s due diligence on the source and chain of custody of Cisco’s necessary 3TG are the product of an iterative and escalating data collection and dialogue process with our In-Scope Suppliers, as described in the immediately preceding section.

RCOI Results

As described above, Cisco compared the list of SORs reported on the CMRTs submitted by our In-Scope Suppliers that met Cisco’s CMRT acceptance criteria first against the RMI Facility Database List, then against the RMI’s list of Active and Conformant Facilities, and finally against the RMI’s RCOI Information Data List dated March 28, 2025 to create the list of countries set forth in Addendum A.

Due Diligence Results

The CMRTs submitted by Cisco’s In-Scope Suppliers that met Cisco’s CMRT acceptance criteria identified 305 unique SORs (as further detailed in Table 1 below), down from 331 unique SORs in the previous reporting year. Of such 305 unique SORs, 210 are conformant with the applicable RMAP standard (collectively, “Conformant” smelters and refiners), and 5 are “Active” according to the RMI, meaning that they are engaged in the RMAP, but a conformance determination has not yet been made (collectively, “Active” smelters and refiners). The number of SORs identified as either Conformant or

Active for the 2024 reporting year has decreased from the previous year (231 SORs). Table 1 below presents this data, by Conflict Mineral, and includes the total number of unique SORs identified on CMRTs submitted by Cisco’s In-Scope Suppliers that met Cisco’s CMRT acceptance criteria.

Table 1 – Smelters and Refiners, by Conflict Mineral.
(as reported to Cisco by In-Scope Suppliers)

	(i) Total Smelters and Refiners by Conflict Mineral(1) (2024)	(ii) Number of Conformant or Active(2) (2024)	(iii) Number of Non-Conformant Confirmed Recyclers or Not Sourcing From Covered Countries (2024)	Current Percentage (aggregate of (ii) and (iii) as a Percentage of (i)) (2024)	Previous Percentage (2023)	Previous Percentage (2022)

Gold	158	93	27	76%	75%	79%
Tantalum	33	32	0	97%	100%	100%
Tin	69	54	5	86%	88%	83%
Tungsten	45	36	1	82%	80%	83%

(1)	Includes smelters and refiners that are potential sources of 3TG.
(2)	Includes refiners accepted onto the London Bullion Market Association (LBMA) Good Delivery List or certified by the Responsible Jewellery Council (RJC), which are both responsible minerals standards recognized by the RMAP.

Based on information provided by Cisco In-Scope Suppliers on CMRTs that met Cisco’s CMRT acceptance criteria and the RMI’s March 28, 2025 RCOI data, the countries from which the 3TG sourced by the RMAP Conformant SORs in our supply chain may have originated are listed in Addendum A.

IV. Risk Mitigation Efforts

We intend to take the following steps to further mitigate the risk that the 3TG contained in our products could benefit armed groups in the Covered Countries.

Policy Management:

Cisco reviews its Responsible Minerals Policy annually in order to continue to align the Responsible Minerals Policy with the OECD Due Diligence Guidance and Cisco’s human rights commitments.

Due Diligence Plan:

We plan to continue to enhance In-Scope Supplier communication and engagement to improve In-Scope Supplier data accuracy and completeness, and we intend to continue to exert influence throughout our supply chain by using supplier scorecards and review processes.

In 2024, Cisco again contributed financially to the RMI’s Audit Fund to encourage a high level of SOR participation in the RMAP and to offset the due diligence cost of sourcing responsibly.

Collaboration and Community:

In 2024, Cisco continued collaborating with peer companies and other stakeholders through participation in the RMI. The key focus of our involvement in RMI working groups was to increase SOR participation in the RMAP, identify processors for new minerals and materials, and share best practices and guidance for due diligence and risk mitigation.

Cisco remains a member of the European Partnership for Responsible Minerals (EPRM) and the Public-Private Alliance for Responsible Minerals Trade (PPA). We believe both organizations enable us to support in-region projects that promote responsible sourcing.

Lastly, Cisco joined The Initiative for Responsible Mining Assurance (IRMA), an independent assessment program for industrial-scale mines, overseen collaboratively by a wide range of stakeholders.

Advancing Mineral Supply Chain Transparency:

Building upon previous engagements to increase the transparency of minerals supply chain data, Cisco supports the development of further industry-wide traceability and supply chain transparency efforts in order to connect mine-level data with customers and stakeholders downstream.

V. Conclusion

Cisco has not voluntarily elected to describe any of its products as “DRC conflict free,” and for this reason, pursuant to SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014, an independent private sector audit of the report presented herein has not been conducted.

FORWARD-LOOKING STATEMENTS
Statements relating to due diligence process improvement made in this CMR, as well as certain other statements made in this CMR, are forward-looking in nature and are based on Cisco’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of risks (including those risks identified in our most recent filings with the SEC on Form 10-K and Form 10-Q), uncertainties, assumptions, and other factors (such as whether industry organizations and initiatives such as the RBA and RMI remain effective as a source of external support to us in the Conflict Minerals compliance process and whether the results of our efforts to improve the due diligence process, to enhance industry collaboration regarding the same, to investigate possible investment in new supply chain compliance technologies and to expand upon our supply chain-related human rights initiatives will be effective) that are difficult to predict and may be outside of Cisco’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein. Forward-looking statements speak only as of the date they are made, and Cisco does not undertake any obligation to update any forward-looking statement.

DOCUMENTS INCORPORATED BY REFERENCE
Unless otherwise stated herein, any documents, third-party materials or references to websites (including Cisco’s) are not incorporated by reference in, or considered to be a part of, this CMR unless expressly incorporated by reference herein.

Addendum A: List of Countries of Origin of Conflict Minerals

Based on information provided by Cisco In-Scope Suppliers on CMRTs that met Cisco’s CMRT acceptance criteria and the RMI’s March 28, 2025 RCOI data, the countries from which the 3TG sourced by the RMAP Conformant SORs identified on such CMRTs may have originated are listed below.

Country	Metal	Country	Metal
Australia	Tantalum, Tin, Tungsten	Niger	Gold
Benin	Gold	Nigeria	Tantalum, Tin
Bolivia	Tin, Tungsten	Papua New Guinea	Gold
Brazil	Gold, Tantalum, Tin, Tungsten	Peru	Gold, Tin
Burundi	Tantalum, Tin, Tungsten	Philippines	Gold
Canada	Gold	Portugal	Tin, Tungsten
Chile	Gold	Russian Federation	Tungsten
China	Tantalum, Tin, Tungsten	Rwanda	Tantalum, Tin, Tungsten
Colombia	Gold	Sierra Leone	Tantalum
Congo, Democratic Republic of the	Tantalum, Tin, Tungsten	South Africa	Gold
Ethiopia	Tantalum	Spain	Tantalum, Tin, Tungsten
France	Tantalum	Sweden	Gold
Guyana	Gold	Tanzania	Gold, Tin, Tungsten
Indonesia	Tin	Thailand	Tantalum, Tin, Tungsten
Japan	Gold	Uganda	Tin
Laos	Tin	United Kingdom of Great Britain and Northern Ireland	Tungsten
Madagascar	Tantalum	United States of America	Gold
Malaysia	Gold, Tin, Tungsten	Uzbekistan	Gold
Mongolia	Tin, Tungsten	Vietnam	Tin, Tungsten
Mozambique	Tantalum	Zambia	Tin
Myanmar	Tin, Tungsten	Zimbabwe	Gold, Tantalum
Namibia	Tin
Nicaragua	Gold